

January 24, 2012

Amee Han Lombardi
President and Treasurer
Han Logistics, Inc.
3889 Vistacrest Drive
Reno, NV 89509

      Re: Han Logistics, Inc.
                Form 10-K for Fiscal Year Ended
                December 31, 2010
                Filed March 31, 2011
                File No. 000-52273

Dear Ms. Han Lombardi:

      We have reviewed your response letter dated December 23, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Part I., page 2

Item 1. Business, page 2

1.   We note your response to comment 2 of our letter dated November 10, 2011. The information provided on your website continues to be inconsistent with the disclosure in your 10-K. Please reconcile your website with your status as a shell company and the disclosure in your Exchange Act reports or advise.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at 202-551-3585 or Duc Dang, Attorney Advisor, at 202-551-3386 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief